UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), the largest private sector airport concession operator in the world by number of airports, announces that its subsidiary ACI Airport Sudamérica, S.A. (“ACI”) announced on October 8, 2021, the commencement of an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.875% Senior Secured Guaranteed Series 2015 Notes Due 2032 issued on May 7, 2015 and its outstanding 6.875% Cash/7.875% PIK Senior Secured Guaranteed Series 2020 Notes due 2032 issued on May 26, 2020 for newly issued 6.875% Senior Secured Guaranteed Notes due 2034.

A copy of the press release issued by ACI in connection with the Exchange Offer is attached hereto as Exhibit 99.1. We are also including as Exhibit 99.2 a copy of a traffic report, prepared by an independent traffic consultant in connection with the Exchange Offer, with respect to ACI’s market overview and traffic forecast. The projections and forecasts included in such traffic report shall not be regarded as a representation or warranty by the Company or ACI with respect to the accuracy of such projections or the underlying assumptions of the projected results.

Patricio Iñaki Esnaola

Head of Investor Relations

Email: patricio.esnaola@caairports.com

Phone: +54 11 4852 6716

.

Exhibits

Exhibit No.	Description
99.1	Press release dated October 8, 2021 - ACI AIRPORTS SUDAMÉRICA, S.A. ANNOUNCES EXCHANGE OFFERS AND CONSENT SOLICITATIONS FOR ITS 6.875% SENIOR SECURED GUARANTEED SERIES 2015 NOTES DUE 2032, AND 6.875% CASH/7.875% PIK SENIOR SECURED GUARANTEED SERIES 2020 NOTES DUE 2032.
99.2	Independent Traffic Report – Market Overview and Traffic Forecast ACI Airports Sudamerica, S.A. Network.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: October 12, 2021